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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                         Pine Valley Mining Corporation
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                                (Name of Issuer)



                        Common Shares, without par value
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                         (Title of Class of Securities)


                                     37936T
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                                 (CUSIP Number)



                                 John J. Jenkins
                          Calfee, Halter & Griswold LLP
                         1400 McDonald Investment Center
                               800 Superior Avenue
                            Cleveland, OH 44114-2688
                                  216-622-8507
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 13, 2004
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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                                     - 2 -

CUSIP NO.                                  13D                PAGE 2 OF 5 PAGES

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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           R. Templeton Smith Foundation

           IRS Identification Number: 34-1823830
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                  (b) [ ]

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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           WC
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
           PURSUANT TO ITEM 2(d) or 2(e)

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
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        NUMBER OF
         SHARES            7.     SOLE VOTING POWER

                                   6,375,690 Common Shares
                          ------------------------------------------------------
       BENEFICIALLY        8.     SHARED VOTING POWER

         OWNED BY                  0
                          ------------------------------------------------------
           EACH            9.     SOLE DISPOSITIVE POWER

        REPORTING                  6,375,690 Common Shares
                          ------------------------------------------------------
       PERSON WITH        10.    SHARED DISPOSITIVE POWER

                                   0
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,375,690 Common Shares
--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7% (based on 65,437,122 Common Shares issued and outstanding)
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14.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D ("Schedule 13D") relates to the Common Shares, no par value, of Pine Valley Mining Corporation ("Pine Valley"). The principal executive offices of Pine Valley are located at 535 Thurlow Street, Suite 501, Vancouver, BC V6E 3L2.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by The R. Templeton Smith Foundation, an Ohio-based family charitable foundation ("Smith Foundation"). The members of the board of trustees of the Smith Foundation are Frederick
         A. Smith, Mark T. Smith, Edward C. Smith, Mary Smith Podles, Ann T. Seabright, and Kennedy Smith, Jr. All the members of the board of trustees are siblings.

(b) The Smith Foundation's principal business address is 3001 Fairmount Blvd., Cleveland Heights, Cuyahoga County, OH 44118.

         Frederick A. Smith is the President of the Smith Foundation. His principal occupation is as a physician. His principal residence address is 5800 Keating Avenue, Chicago, IL 60646.

         Mark T. Smith is the Vice President of the Smith Foundation. His principal occupation is as Chief Executive Officer of Oakwood Laboratories, LLC. His principal residence address is 5090 Warwick Terrace, Pittsburgh, PA 15213.

         Edward C. Smith is the Secretary and Treasurer of the Smith Foundation. His principal occupation is Chairman of Oakwood Laboratories, LLC. His principal residence address is 3001 Fairmount Blvd, Cleveland Heights, OH 44118.

         Mary Smith Podles' principal occupation is as a homemaker. Her principal residence address is 3232 Green Dolphin Lane, Naples, FL 34102.

         Anne T. Seabright's principal occupation is as a homemaker. Her principal residence address is 9498 Headlands Road, Mentor, OH 44060.

         Kennedy Smith, Jr.'s principal occupation is as a private investor. His principal residence address is 9775 West Wynn Ct., Crystal River, FL 34428.

(c) The Smith Foundation's principal business is to receive and administer funds for charitable, religious, scientific, literary, educational and other charitable purposes as provided under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

(d) During the past five years, none of the Smith Foundation, its trustees and its executive officers have been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Smith Foundation, its trustees and its executive officers have been a party to a civil proceeding in any judicial or administrative body which resulted in being, either now or in the past, subject to any judgment, decree or



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         final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a loan agreement dated December 15, 2000 and in consideration of CD$1,500,000, Pine Valley issued 2,142,857 Common Shares to the Smith Foundation.

         On January 13, 2004, pursuant to a private placement offering and in consideration of CD$466,000, Pine Valley issued to the Smith Foundation
         (i) warrants to purchase 2,330,000 Common Shares at an exercise price of CD$0.22 per share expiring on January 6, 2006 and (ii) 2,330,000 Common Shares.

         On November 15, 2004, the Smith Foundation exercised warrants to purchase 1,902,833 Common Shares at an exercise price of CD$0.22 per share.

         All funds used in connection with the transactions described above were attributable to the general working capital of the Smith Foundation.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Smith Foundation purchased Common Shares in Pine Valley for investment purposes.

         The Smith Foundation does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of Pine Valley; an extraordinary corporate transaction involving Pine Valley or its subsidiaries; a sale or transfer of a material amount of Pine Valley's or its subsidiaries' assets; any change in the present board of directors or management of Pine Valley; any material change in the present capitalization or dividend policy of Pine Valley; any other material change in Pine Valley's corporate structure; any changes to Pine Valley's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of Pine Valley to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of Pine Valley becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)& (b) The Smith Foundation beneficially owns 6,375,690 Common Shares, or 9.7% of the Common Shares of Pine Valley, based upon 65,437,122 Common Shares outstanding as reported by the Company.

(c) On November 12, 2004, the Smith Foundation entered into a Purchase and Sale Agreement ("Agreement") with Sprott Asset Management Inc., a Toronto based investment dealer registered with the Investment Dealer Association, ("SAM"). Pursuant to the Agreement, SAM purchased from the Smith Foundation certain



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         warrants entitling the holder to purchase 427,167 Common Shares at an exercise price of CD$0.22 per share ("Warrants"). Pursuant to the Agreement, the Warrants will be exercisable the earlier of (1) January 6, 2006 or (2) 14 days from the date on which the transfer of the Warrants is recorded on the books of Pine Valley.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mark Smith, who is a trustee and the Vice-President of the Smith Foundation, is also a director of Pine Valley. Mr. Smith has sole beneficial ownership of 15,106,551 Common Shares including 150,000 options to purchase Common Shares at a price of CD$0.90 per share exercisable until April 28, 2007. Mr. Smith may be deemed to have shared voting power and shared dispositive power of the 6,375,690 Common Shares held by the Smith Foundation. Mr. Smith does not have a pecuniary interest in the 6,375,690 Common Shares held by the Smith Foundation.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 24, 2004
-------------------------
Dated



                                             THE R. TEMPLETON SMITH FOUNDATION

                                             By: /s/ EDWARD C. SMITH
                                                 -----------------------------
                                             Name:   Edward C. Smith
                                             Title:  Secretary and Treasurer